                                                                    Exhibit 99.3


                             BAYCORP HOLDINGS, LTD.

                        1 NEW HAMPSHIRE AVENUE, SUITE 125
                         PORTSMOUTH, NEW HAMPSHIRE 03801
                   PHONE (603) 766-4990 -- FAX (603) 766-4991


              BAYCORP REPORTS FIRST QUARTER 2003 OPERATING RESULTS

      May 9, 2003 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today its operating results for the first quarter ended March 31, 2003. BayCorp reported a net loss of $1,762,000, or approximately $0.22 per share, for the first quarter of 2003 as compared to net income of $3,644,000, or approximately of $0.43 per share, for the first quarter of 2002.

      The decrease in earnings in the first quarter of 2003 as compared to the first quarter of 2002 was primarily attributable to the sale on November 1, 2002 by BayCorp of its ownership interest in the Seabrook Nuclear Power Plant ("Seabrook"). Under the purchase and sale agreement and BayCorp's agreement with Northeast Utilities, BayCorp received approximately $113 million for its 15% ownership interest in the Seabrook plant, nuclear fuel and inventory. As of March 31, 2003, the Company had a long-term power sales contract for 9.06 megawatts and an investment in HoustonStreet, Inc.

      Operating revenues for the first quarter of 2003 were approximately $991,000 from the long-term power sales contract. Operating revenues for the first quarter of 2002 were primarily from the sale of the Company's share of Seabrook generation and were approximately $15,368,000. As a result of increased wholesale power prices in New England due largely to an increase in natural gas prices, in the first quarter of 2003 GBPM recorded a net unrealized loss on the mark-to-market of firm forward power contracts of approximately $1,083,000 as is required by the Emerging Issues Task Force Issue 98-10 ("EITF 98-10"). Sales for the first quarter of 2002 were made on a unit-contingent basis as
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opposed to firm sales and the company had no firm forward power contracts that required mark-to-market accounting treatment.

ABOUT BAYCORP

            BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently owns two subsidiaries, Great Bay Power Marketing, Inc., which purchases and markets power on the open market, and BayCorp Ventures, LLC., which serves as a vehicle for the Company's investments. HoustonStreet, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. Both companies have been dissolved and are being liquidated.
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                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)

                                                              Three Months
                                                             Ended March 31,
                                                        2003                2002
                                                     -----------         -----------

Operating Revenues                                   $       991         $    15,368

Operating Expenses                                         2,079              11,696
                                                     -----------         -----------
Operating (Loss) Income Before Mark to Market
of Firm Energy Contracts                                  (1,088)              3,672

Unrealized Loss on Firm Energy Contracts                   1,083                   0
                                                     -----------         -----------

Operating (Loss) Income                                   (2,171)              3,672

Total Other Income (Deductions)                              409                 (28)
                                                     -----------         -----------

Net (Loss)  Income                                   ($    1,762)        $     3,644
                                                     ===========         ===========

Weighted Average Shares Outstanding - Basic            7,844,102           8,423,241

Weighted Average Shares Outstanding - Diluted          7,844,102           8,573,790

Basic Net Income (Loss) Per Share                    ($     0.22)        $      0.43

Diluted Net Income (Loss) Per Share                  ($     0.22)        $      0.43


Following the Company's self tender offer and as of March 31, 2003, there were 646,874 shares of common stock outstanding.

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